NISCAYAH

18 December 2008

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

[redacted]

08006377

SEC
Mail Processing
Section

DEC 31 2008

Washington, DC
101

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Best Regards

SUPPL

Else Trägårdh
Investor Relations
Niscayah

Telephone: +46 (0)10 458 80 80
Mobile: +46 70 560 76 72
E-mail:else.tragardh@niscayah.com

PROCESSED
JAN 16 2009
THOMSON REUTERS

NISCAYAH

PRESS RELEASE

Stockholm, December 18, 2008

Niscayah Group AB (publ.) launches a restructuring programme

Niscayah launches a restructuring programme during the fourth quarter 2008. The restructuring mainly consist of a downsizing of employees by approximately 600 in several of the countries where Niscayah operates, whereof approximately 120 in Sweden. Customary co-determination negotiations are on-going. Restructuring costs for the programme of approximately MSEK 270 will be taken during the fourth quarter 2008. These measures are estimated to result in yearly cost savings of approximately MSEK 315 and are expected to have full effect from second half-year 2009.

These measures are part of the company's strategy to increase sales of services as well as to drive profitable growth. The restructuring programme is intended to decrease selling and administrative expenses and improve profitability, particularly as regards to that part of the operations covering implementation. Furthermore the purpose of the restructuring programme is to prepare for a decreasing demand, particularly within implementation.

In a comment to the restructuring programme, Juan Vallejo, CEO of Niscayah, says:

"Our aim is to enter 2009 with the right formation for our strategy to increase sales of our services: System Management and System Operation. Furthermore the current state of the market has caused us to review all costs in order to encounter a tougher market."

For additional information:

Juan Vallejo, President and CEO	+46 (0)10 458 80 10
Håkan Gustavson, CFO	+46 (0)10 458 80 40
Else Trägårdh, Investor Relations	+46 (0)10 458 80 80

This press release is also available on Niscayah's home page: www.niscayah.com

Niscayah Group AB (publ.) is a world leading security partner offering complete security solutions for clients with high security demands within market segments such as banking and finance, industry, defense, healthcare and retail. Niscayah's services are based on modern technology and include access control, video surveillance, intrusion protection and fire alarm systems. www.niscayah.com

Niscayah Group AB discloses the information provided herein pursuant to the Securities Markets Act and/or the Swedish Financial Instruments Trading Act. This information was submitted for publication at CET 08.00 am on December 18, 2008.

Niscayah Group AB
Address: P.O. Box 12231 SE-102 26 Stockholm Sweden. Visiting Address: Lindhagensplan 70
Phone: +46 10 458 80 00. Fax: +46 8 619 06 36. www.niscayah.com

END